UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CONCEPTUS, INC.

(Name of Subject Company (Issuer))

EVELYN ACQUISITION COMPANY

(Offeror)

a wholly-owned subsidiary of

BAYER HEALTHCARE LLC

(Other Person)

an indirect wholly-owned subsidiary of

BAYER AKTIENGESELLSCHAFT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.003 PER SHARE

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

(+49) 214 30-1

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,208,785,511	$164,878

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $31.00, the tender offer price per share by (b) the sum of (i) 32,742,891, the number of issued and outstanding shares of Conceptus, Inc. common stock, (ii) 895,602, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding stock options under Conceptus, Inc.’s stock option plans, (iii) 1,492,033, the net number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding Conceptus, Inc. stock appreciation rights, (iv) 35,000, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon settlement of purchase rights under the Conceptus, Inc. employee stock purchase plan, (v) 729,319, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the settlement of Conceptus, Inc. restricted stock units and (vi) 3,098,236, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon conversion of Conceptus’ outstanding convertible senior notes due 2031.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $164,878	Filing Party: Bayer Aktiengesellschaft
Form of Registration No.: Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO of Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), Parent and Bayer AG filed with the Securities and Exchange Commission on May 7, 2013 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation (“Conceptus”), at a price of $31.00 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The items of the Schedule TO set forth below, and the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“At 12:00 midnight, New York City time, on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013), the Offer expired as scheduled and was not extended. Parent was advised by the Depositary that, as of the expiration time of the Offer, a total of 31,983,536 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 96.38% of the currently outstanding Shares (including 2,198,177 Shares delivered through Notices of Guaranteed Delivery, representing approximately 6.62% of the currently outstanding Shares).

The number of Shares tendered into the Offer satisfies the Minimum Condition. Purchaser has accepted for payment all Shares that were validly tendered into and not withdrawn from the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which Conceptus will issue a number of Shares to Purchaser, at a price per Share equal to the Offer Price, that will result in Purchaser owning over 90% of the then issued and outstanding Shares.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, if applicable, Purchaser will own sufficient Shares to effect a short-form merger under Section 253 of the DGCL pursuant to which Purchaser will be merged with and into Conceptus, with Conceptus surviving the Merger and continuing as a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent or any of its subsidiaries (including Purchaser) or in the treasury of Conceptus and (ii) Shares held by the stockholders of Conceptus who properly demand appraisal for their Shares under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any withholding taxes required by applicable law.

On June 5, 2013, Bayer AG issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(I)	Press Release of Bayer AG dated June 5, 2013.

(a)(1)(J)	German Translation of Press Release of Bayer AG dated June 5, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2013

EVELYN ACQUISITION COMPANY

By:	/s/ MICHAEL MCDONALD
Name:	Michael McDonald
Title:	Secretary

BAYER HEALTHCARE LLC

By:	/s/ DANIEL APEL
Name:	Daniel Apel
Title:	President and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT

By:	/s/ ppa. JAN HEINEMANN
Name:	Jan Heinemann
Title:	BAG-LPC-MA

By:	/s/ ppa. STEPHAN SEMRAU
Name:	Stephan Semrau
Title:	BAG-LPC-CCPL

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on May 7, 2013 in the New York Times.*

(a)(1)(G)	Press Release of Bayer AG dated May 29, 2013.*

(a)(1)(H)	German Translation of Press Release of Bayer AG dated May 29, 2013.*

(a)(1)(I)	Press Release of Bayer AG dated June 5, 2013.

(a)(1)(J)	German Translation of Press Release of Bayer AG dated June 5, 2013.

(a)(5)(A)	Press Release of Bayer AG dated April 29, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, Parent and Bayer AG with the Securities and Exchange Commission on April 29, 2013).*

(a)(5)(B)	Press Release of Bayer AG dated May 7, 2013.*

(a)(5)(C)	German Translation of Press Release of Bayer AG dated May 7, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2013, by and among Parent, Purchaser and Conceptus (incorporated by reference to Exhibit 2.1 to the first Current Report on Form 8-K filed by Conceptus with the Securities and Exchange Commission on April 29, 2013).*

*	Previously filed